Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 15, 2021

Relating to Preliminary Prospectus Supplement dated November 15, 2021 and

Prospectus dated November 10, 2021

Registration No. 333-260203

RiverNorth/DoubleLine Strategic Opportunity Fund, Inc.

$60,000,000

4.75% Series B Cumulative Preferred Stock

Pricing Term Sheet

November 15, 2021

The following sets forth the final terms of the 4.75% Series B Cumulative Preferred Stock, par value $0.0001 per share (the “Series B Preferred Shares”) and should only be read together with the preliminary prospectus supplement dated November 15, 2021, together with the accompanying prospectus dated November 10, 2021, relating to the Series B Preferred Shares (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (the “Fund”)

Securities:	Perpetual

Type of Security:	Fixed-rate cumulative preferred stock

Title of the Securities:	4.75% Series B Cumulative Preferred Stock, par value $0.0001 per share (the “Series B Preferred Shares”)

Liquidation Preference:	$25.00 per share

Expected Rating:*	Moody’s Investors Service, Inc.: A1 (sf)

Initial Aggregate Principal Amount Being Offered:	$60,000,000

Number of Preferred Shares	2,400,000

Initial Public Offering Price:	100% of aggregate principal amount ($25 per Preferred Share)

Listing:

The Fund has applied to list the Series B Preferred Shares on the New

York Stock Exchange (“NYSE”). If the application is approved, the Series B Preferred Shares are expected to commence trading on the NYSE under the symbol “OPPPRB” within thirty days of the date of issuance.

Underwriting Discount:	$0.7875 per share (or $1,890,000 total)

Proceeds, net of commisions, before Expenses:	$58,110,000

Trade Date:	November 15, 2021

Settlement Date:	November 22, 2021

Dividend Rate:	4.75% (cumulative from November 22, 2021)

Dividend Payment Dates:	Every February 15, May 15, August 15 and November 15 (or, in each case, if such date is not a business day, the next succeeding business day) (each, a “Dividend Payment Date”), commencing on February 15, 2022.

Dividend Periods:	The first period for which dividends on the Series B Preferred Shares will be calculated (each period, a “Dividend Period”) will commence upon the closing of the offering and each subsequent Dividend Period will be the period from and including a Dividend Payment Date to, but excluding, the next Dividend Payment Date

Optional Redemption:	On or after February 15, 2027, the Fund may redeem in whole or from time to time in part outstanding Series B Preferred Shares at a redemption price per share equal to the $25.00 per share liquidation preference plus an amount equal to all unpaid dividends and distributions accumulated through the date fixed for redemption (whether or not earned or declared by the Fund, but excluding interest thereon).

CUSIP / ISIN:	76882G 404 / US76882G4047

Underwriters:	UBS Securities LLC RBC Capital Markets, LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This pricing term sheet and the Preliminary Prospectus are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Series B Preferred Shares referred to in this pricing term sheet, in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

Investors are advised to carefully consider the investment objective, risks and charges and expenses of the Fund before investing. The preliminary prospectus supplement, dated November 15, 2021, and accompanying prospectus, dated November 10, 2021, each of which has been filed with the Securities and Exchange Commission (the SEC), contain a description of these matters and other important information about the Company and should be read carefully before investing.

The Fund has filed a registration statement (including a prospectus with the SEC) and related prospectus supplement for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement, and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Fund or the underwriters participating in the offering will arrange to send you the prospectus or prospectus supplement if you request it by calling UBS Securities LLC toll-free at 1-888-827-7275 or RBC Capital Markets, LLC toll free at 1-866-375-6829.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.